SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)
                       (Amendment No. 2)<1>


                 Univision Communications Inc.
______________________________________________________________

                         (Name of Issuer)


                      Class A Common Stock
______________________________________________________________

                 (Title of Class of Securities)


                           914906102
_______________________________________________________________

                         (CUSIP Number)


                       December 31, 1998
_______________________________________________________________

     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)

[FN]
<1> The remainder of this cover page shall be filled out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 914906102           13G               Page 2 of 8 Pages

 ________________________________________________________________
| 1. | NAMES OF REPORTING PERSONS                                |
|    | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)|
|    |                                                           |
|    |     A. Jerrold Perenchio                                  |
|____|___________________________________________________________|
| 2. |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [x]|
|    |                                                   (b)  [ ]|
|    |                                                           |
|____|___________________________________________________________|
| 3. | SEC USE ONLY                                              |
|    |                                                           |
|    |                                                           |
|____|___________________________________________________________|
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
|    |                                                           |
|    |     United States Citizen                                 |
|    |                                                           |
|____|___________________________________________________________|
|   NUMBER OF   | 5. | SOLE VOTING POWER                         |
| SHARES | | 19,981,245 Shares Class A Common Stock | | BENEFICIALLY |____|___________________________________________|
|   OWNED BY    | 6. | SHARED VOTING POWER                       |
|     EACH      |    |          -0-                              |
|  REPORTING    |____|___________________________________________|
|    PERSON     | 7. | SOLE DISPOSITIVE POWER                    |
|     WITH      |    | 19,538,375 Shares Class A Common Stock    |
|               |____|___________________________________________|
|               | 8. | SHARED DISPOSITIVE POWER                  |
|               |    |          -0-                              |
|_______________|____|___________________________________________|
| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
|    | PERSON                                                    |
|    | 19,981,245 Shares Class A Common Stock                    |
|____|___________________________________________________________|
| 10.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES     |
|    | CERTAIN SHARES*                                       [  ]|
|    |                                                           |
|____|___________________________________________________________|
| 11.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         |
|    | 24.4% of Class A Common Stock (see responses to Item 4)   |
|____|___________________________________________________________|
| 12.|  TYPE OF REPORTING PERSON*                                |
|    |                           IN                              |
|____|___________________________________________________________|

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 914906102           13G               Page 3 of 8 Pages

 ________________________________________________________________
| 1. | NAMES OF REPORTING PERSONS                                |
|    | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)|
|    |                                                           |
|    |      Margaret Perenchio                                   |
|____|___________________________________________________________|
| 2. |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [x]|
|    |                                                   (b)  [ ]|
|    |                                                           |
|____|___________________________________________________________|
| 3. | SEC USE ONLY                                              |
|    |                                                           |
|    |                                                           |
|____|___________________________________________________________|
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
|    |                                                           |
|    |     United States Citizen                                 |
|    |                                                           |
|____|___________________________________________________________|
|   NUMBER OF   | 5. | SOLE VOTING POWER                         |
|    SHARES     |    | 0 Shares Class A Common Stock             |
| BENEFICIALLY  |____|___________________________________________|
|   OWNED BY    | 6. | SHARED VOTING POWER                       |
|     EACH      |    |          -0-                              |
|  REPORTING    |____|___________________________________________|
|    PERSON     | 7. | SOLE DISPOSITIVE POWER                    |
|     WITH      |    | 442,870 Shares Class A Common Stock       |
|               |____|___________________________________________|
|               | 8. | SHARED DISPOSITIVE POWER                  |
|               |    |          -0-                              |
|_______________|____|___________________________________________|
| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
|    | PERSON                                                    |
|    | 19,981,245 Shares Class A Common Stock                    |
|____|___________________________________________________________|
| 10.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES     |
|    | CERTAIN SHARES*                                       [  ]|
|    |                                                           |
|____|___________________________________________________________|
| 11.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         |
|    | 24.4% of Class A Common Stock (see responses to Item 4)   |
|____|___________________________________________________________|
| 12.|  TYPE OF REPORTING PERSON*                                |
|    |                           IN                              |
 ____|___________________________________________________________|

* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                 Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

               Univision Communications Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1999 Avenue of the Stars, Suite 3050
               Los Angeles, California  90067

Item 2(a).     Name of Persons Filing:
Item 2(b).     Address of Principal Business Office:
Item 2(c).     Citizenship:

               A. Jerrold Perenchio
               1999 Avenue of the Stars, Suite 3050
               Los Angeles, California  90067
               (United States Citizen)

               Margaret Perenchio
               1999 Avenue of the Stars, Suite 3050
               Los Angeles, California  90067
               (United States Citizen)

Item 2(d).     Title of Class of Securities:

               Class A Common Stock<2>

Item 2(e).     CUSIP Number:

               914906102
[FN]
<2> The securities that give rise to this reporting obligation are shares of Class P Common Stock, which are convertible into Class
A Common Stock on a share for share basis (other than 200 shares of Class A Common Stock that Mr. Perenchio owns directly.) Pursuant to Rule 13d-3(d)(1)(i), such shares of Class P Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed beneficially owned by the persons filing this report.

                                                 Page 5 of 8 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

  (a)   [   ] Broker or dealer registered under Section 15 of the
              Exchange Act;

                  Not applicable.

  (b)   [   ]  Bank as defined in Section 3(a)(6) of the Exchange
               Act;

                  Not applicable.

  (c)   [   ] Insurance company as defined in Section 3(a)(19) of
              the Exchange Act;

                  Not applicable.

  (d)   [   ]  Investment company registered under Section 8 of
               the Investment Company Act;

                  Not applicable.

  (e)   [   ]  An investment adviser in accordance with Rule 13d-
               1(b)(1)(ii)(E);

                  Not applicable.

  (f)   [   ]  An employee benefit plan or endowment fund in
               accordance with Rule 13d-1(b)(1)(ii)(F);

                  Not applicable.

  (g)   [   ]  A parent holding company or control person in
               accordance with Rule 13d-1(b)(1)(ii)(G);

                  Not applicable.

  (h)   [   ]  A savings association as defined in Section 3(b)
               of the Federal Deposit Insurance Act;

                  Not applicable.

  (i)   [   ]  A church plan that is excluded from the definition
               of an investment company under Section 3(c)(14) of the Investment Company Act;

                  Not applicable.

  (j)   [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not applicable.

  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                  Not applicable.

                                                Page 6 of 8 Pages

Item 4.    Ownership<3>

A. Jerrold Perenchio

  (a)   Amount beneficially owned:

        19,981,245 shares Class A Common Stock.<4>

  (b)   Percent of class:

        24.4% of Class A Common Stock.

  (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:
              19,981,245 shares of Class A Common Stock.

        (ii)  Shared power to vote or to direct the vote:  None.

        (iii) Sole power to dispose or direct the disposition of: 19,538,375 shares of Class A Common Stock.

        (iv) Shared power to dispose or to direct the disposition of: None.

Margaret Perenchio

  (a)   Amount beneficially owned:

        19,981,245 Shares Class A Common Stock

  (b)   Percent of class:

        24.4% of Class A Common Stock.

  (c)   Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote:  None.

[FN]
<3> The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.
<4> Of the 19,981,245 shares covered by this report, 442,870 shares are beneficially owned by Margaret Perenchio, A. Jerrold Perenchio's spouse, as her separate property. Mr. Perenchio has sole power to vote these shares pursuant to a proxy, but Mrs. Perenchio has sole power to dispose of or to direct the disposition of these shares. Of the remaining 19,538,375 shares, 200 shares are owned by Mr. Perenchio in his individual capacity, 12,034 are owned indirectly through a limited partnership, 1,336,000 are owned indirectly through a limited liability company, and 18,190,141 are owned by Mr. Perenchio in his capacity as sole trustee of the Jerry Perenchio Living Trust, a revocable grantor trust.

                                                 Page 7 of 8 Pages

         (ii)  Shared power to vote or to direct the vote:  None.

        (iii) Sole power to dispose or direct the disposition of: 442,870 shares of Class A Common Stock.

         (iv) Shared power to dispose or to direct the disposition of: None.

Item 5.    Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

               Not applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

               Not applicable.

Item 9.    Notice of Dissolution of Group.

               Not applicable.

Item 10.   Certifications.

               Not applicable.

                                                Page 8 of 8 Pages

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of February, 1999.

                               /s/ A. Jerrold Perenchio
                              -----------------------------------
                                     A. Jerrold Perenchio


                               /s/ Margaret Perenchio
                              -----------------------------------
                                      Margaret Perenchio